Exhibit 99.16

CONSENT OF DR. SALLY GOODMAN, P.GEO.

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Goldcorp Inc. (the “Company”) for the year ended December 31, 2016 (collectively, the “Annual Report”), I, Dr. Sally Goodman, P.Geo., consent to (i) the use of and reference to the technical report dated 31 December, 2015, entitled “Cerro Negro Operations, Santa Cruz Province, Argentina, NI 43-101 Technical Report” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person”, in connection with the Annual Report, the Technical Report, and my review and approval of all scientific and technical information relating to exploration results contained in the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016 (the “MD&A”) which is attached as Exhibit 99.2 to the Annual Report, and (iii) the information derived or summarized from the Technical Report that is included or incorporated by reference in the Annual Report and any of the exhibits thereto.

I also hereby consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-211892 on Form F-10 of the Company.

Date: March 16, 2017

/s/ Dr. Sally Goodman
Name:	Dr. Sally Goodman, P.Geo.

CONSENT OF DR. SALLY GOODMAN, P.GEO.

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Goldcorp Inc. (the “Company”) for the year ended December 31, 2016 (collectively, the “Annual Report”), I, Dr. Sally Goodman, P.Geo., consent to (i) the use of and reference to the technical report dated 31 December, 2015, entitled “Peñasquito Polymetallic Operation, Zacatecas State, Mexico, NI 43-101 Technical Report” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person”, in connection with the Annual Report and the Technical Report, and (iii) the information derived or summarized from the Technical Report that is included or incorporated by reference in the Annual Report and any of the exhibits thereto.

I also hereby consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-211892 on Form F-10 of the Company.

Date: March 16, 2017

/s/ Dr. Sally Goodman
Name:	Dr. Sally Goodman, P.Geo.